

Total Return Performance
Index Value
350
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Four Oaks Fincorp, Inc.
NASDAQ Composite
SNL South OTC-BB and Pink Banks Index
SNL Bank Pink $100M-$500M Index